FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2003

Commission File No.	001-13718

MDC CORPORATION INC.

(Translation of registrant’s name into English)

45 Hazelton Avenue, Toronto,Ontario, Canada, M5R 2R3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENT INDEX

Document		Page No.

1.	Second Quarter Report for Three Months Ended June 30, 2003	3

Document 1

Second Quarter Report Six months ended June 30, 2003

Financial Highlights
Consolidated Financial Summary (in thousands of Canadian dollars, except per share amounts) (unaudited)
Three months ended June 30,	2003	2002	% Change

Sales	186,960	220,972	–	15
Operating income	8,237	13,898	–	41
Cash flow from operations	2,864	5,752	–	50
Net income for the period	12,246	128,344	–	90
Earnings per share
Basic	0.70	7.56	–	91
Diluted	0.53	5.43	–	90
Cash flow per share
Basic	0.14	0.32	–	56
Diluted	0.13	0.25	–	48
Weighted average number of shares outstanding
Basic	16,915,341	16,915,341		0
Diluted	23,469,828	23,658,938	–	1

Six months ended June 30,	2003	2002	% Change

Sales	396,718	492,277	–	19
Operating income	21,272	43,803	–	51
Cash flow from operations	10,697	17,207	–	38
Net income for the period	13,580	140,479	–	90
Earnings per share
Basic	0.75	8.26	–	91
Diluted	0.56	5.62	–	90
Cash flow per share
Basic	0.58	0.97	–	40
Diluted	0.45	0.70	–	36
Weighted average number of shares outstanding
Basic	16,915,341	16,915,341		0
Diluted	24,575,935	25,055,517	–	2

Management's Discussion & Analysis

The following discussion focuses on the operating performance of MDC Corporation Inc. (the "Company") for the three- and six-month periods ended June 30, 2003 and 2002, and the financial condition as at June 30, 2003. This analysis should be read in conjunction with the consolidated interim financial statements presented in this interim report and the annual audited consolidated financial statements and Management's Discussion and Analysis presented in the Annual Report to Shareholders for the year ended December 31, 2002. All amounts are in Canadian dollars unless otherwise stated.

Overview
The second quarter financial results were impacted by the significant progress that has been made in the implementation of the Company’s strategy to dispose of non-core assets, reduce indebtedness, and focus resources and capital on the Company’s core operations. During the quarter, MDC completed an initial public offering of Custom Direct, the U.S.-based direct-to-consumer cheque operation, through Custom Direct Income Fund (the “Fund”). Gross proceeds, including funds received from the exercise of the underwriters’ over-allotment option, totaled $178.5 million (US$128.0 million). Of these proceeds, US$89.5 million was used to redeem all of the outstanding 10.5% Senior Subordinated Notes due 2006. At June 30, 2003, the Company held a 19% ownership interest in the Fund, which has subsequently been sold, and a direct 20% interest in the business, which the Company continues to hold.

Three Months Ended June 30, 2003 Compared with the Three Months Ended June 30, 2002
Sales
Consolidated sales for the three months ended June 30, 2003 were $187.0 million (US$134.8 million), 15% or $34.0 million (7% or US$9.4 million) lower than the second quarter 2002 sales of $221.0 million (US$144.2 million).

Total sales at Maxxcom were $142.8 million (US$103.0 million) for the quarter, representing a decrease of $3.5 million or 2% (an increase of US$8.0 million or 8%) from the $146.3 million (US$95.0 million) earned in the same quarter last year. The impact of an improving Canadian dollar on U.S. dollar denominated revenue more than offset the improvement in revenues resulting from an increase in demand for database management and direct marketing services in the United States.

Revenues of the Secure Transactions Division, at $42.2 million (US$30.5 million) for the second quarter of 2003, declined $27.4 million or 39% (US$15.4 million or 34%) compared with the 2002 second quarter. Sales from divested operations account for $22.0 million (US$13.5 million) of the decrease. Each of the operations within the Secure Transactions Division experienced lower demand in the quarter.

Revenues generated by the Company’s Corporate and other operations decreased $3.1 million (US$1.9 million) from the $5.1 million (US$3.3 million) reported for the quarter ended June 30, 2002, primarily due to the disposition of A.E. McKenzie Co. Inc. late in the second quarter of 2002, partially offset by Custom Direct distributions recorded in the second quarter of this year.

Gross Profit
Gross profit for the second quarter was $90.2 million (US$64.9 million) versus $104.0 million (US$67.9 million) in the year-earlier second quarter, a decrease of $13.8 million or 13% (US$3.0 million or 4%) due primarily to the dispositions that have been completed. Gross profit achieved by the remaining operations, at $77.0 million (US$55.5 million) for the quarter, declined marginally (increased US$5.4 million) from the quarter ended June 30, 2002, with a 2.4% (2.2% in US$) improvement in gross margin percentage from 44.0% (44.1% in US$) in 2002 to 46.4% (46.3% in US$) in 2003.

At Maxxcom, gross profit improved 4% to $66.4 million (15% to US$47.8 million) from $64.0 million (US$41.6 million) in the prior-year second quarter, and gross margin improved from 43.8% to 46.5% (43.8% to 46.3% in US$), reflective of an increase in billings net of flow-through direct costs.

Gross profit from the Secure Transactions Division totaled $22.1 million (US$16.3 million) for the three-month period ended June 30, 2003 compared with $37.3 million (US$24.6 million) for the same period of 2002. 84% of the decrease is attributable to operations that have been sold. Mercury, the Canadian ticketing operation, achieved a slight increase in gross profits for the quarter, which was more than offset by decreases from both the stamp and card operations. Gross margin improved from 56.8% of sales in 2002 to 57.3% of sales in 2003.

Operating Expenses
Operating expenses on a consolidated basis amounted to $82.0 million (US$58.9 million) and were 9% or $8.1 million lower (less than 1% or US$0.2 million higher) than the $90.1 million (US$58.7 million) incurred during the second quarter of the previous year.

Maxxcom’s operating expenses were relatively unchanged (increased US$4.1 million) compared with the second quarter of 2002. At $58.9 million (US$42.4 million), operating expenses as a percentage of sales were 41.2% in 2003 versus 40.1% (40.3 % in US$) in 2002 due to a lower level of flow-through direct costs.

Operating expenses of the Secure Transactions Division totaled $20.2 million (US$14.7 million) in the second quarter of this year, a decrease of $6.5 million (US$2.8 million) from the $26.7 million last year. The decrease is primarily related to the businesses that were divested over the past year. Operating expenses as a percentage of sales were 47.6% (47.5% in US$) in Q2 2003 compared with 38.2% in Q2 2002.

Operating Income before Other Income (Charges)
Operating income before other charges, at $8.2 million (US$6.0 million) for the three months ended June 30, 2003, decreased $5.7 million or 41% (US$3.2 million or 35%) from the $13.9 million (US$9.2 million) generated last year. Excluding divested operations, operating income was $7.5 million (US$5.4 million) compared with $8.1 million (US$5.3 million) in 2002 and as a percentage of sales remained relatively flat compared to the second quarter of 2002 at 4.5%. The significant improvements at Maxxcom were offset by softness experienced in the Secure Transactions Division.

Maxxcom earned $7.5 million (US$5.4 million) in operating income before other charges for the quarter compared to $5.3 million (US$3.4 million) in 2002, an improvement of 42% or $2.2 million (56% or US$1.9 million), primarily the result of improved gross profit and flat operating expenses, partially offset by the impact of foreign exchange on U.S. dollar profits due to a strengthening of the Canadian dollar. Operating margins were 5.3% (5.2% in US$) of sales in this quarter versus 3.6% of sales in the second quarter of last year as Maxxcom has benefited from an increase in business activity while maintaining an efficient operating structure.

The Secure Transactions Division contributed operating income before other charges of $1.9 million (US$1.5 million), a decrease of $8.7 million (US$5.6 million) over the prior-year second quarter. Operating income as a percentage of sales decreased from 15.2% (15.4% in US$) last year to 4.4% (5.1% in US$) this year. Excluding the divested operations, the remaining operating units reported a combined operating loss of $0.3 million (US$0.2 million) for the quarter compared to operating income of $2.4 million (US$1.5 million) in 2002 due to lower demand and an increase in unutilized capacity.

The operating loss attributed to Corporate and other operations was reduced to $1.2 million (US$0.9 million) for the second quarter of 2003 from $2.0 million (US$1.3 million) in the same quarter last year primarily due to distributions from Custom Direct.

Net Gain on Asset Dispositions and Other Charges
The net gain on asset dispositions and other charges recorded for the second quarter of 2003 was $21.8 million (US$15.3 million) and $147.5 million (US$94.2 million) for the second quarter of 2002. In the second quarter of 2003, a gain of $44.5 million (US$31.7 million) that primarily related to the disposition of 80% of Custom Direct through an income fund was partially offset by provisions against non-core assets and goodwill charges of $11.0 million (US$7.6 million) and $11.7 million (US$8.2 million), respectively. In 2002, a $152.5 million (US$97.4 million) gain from the divestiture of the remaining 50.01% ownership interest in Davis + Henderson and the repurchase of US$112.5 million of outstanding 10.5% Senior Subordinated Notes at 89% of the original principal amount was partially offset by $5.0 million (US$3.2 million) of provisions related to non-core assets.

Unrealized Foreign Exchange Gain
The unrealized foreign exchange gain of $7.0 million (US$4.5 million) in the second quarter of 2002 related to the U.S. dollar denominated 10.5% Senior Subordinated Notes (“Notes”). Effective July 1, 2002, management designated the Notes as a hedge against the foreign exchange exposure of the U.S. Secure Transactions operations. The hedge was applied on a prospective basis from the effective date until the redemption of the Notes on June 30, 2003. Any foreign exchange translation adjustment of the Notes reduced offsetting foreign exchange translation adjustment of the U.S. operations reflected in the cumulative translation account within shareholders’ equity.

Amortization
Amortization expense was $4.8 million (US$3.5 million) representing a decrease of $0.3 million (an increase of US$0.1 million) from the quarter ended June 30, 2002, primarily as a result of the reduction in the capital assets of the Secure Transactions Division. Amortization at Maxxcom remained relatively unchanged compared to the second quarter of last year at $2.8 million (US$2.0 million).

Interest, Net
Interest expense on a consolidated basis totaled $5.8 million (US$4.1 million) for the quarter, down $0.1 million (up US$0.2 million) compared with the same period of 2002. The decrease is due primarily to lower levels of indebtedness outstanding during the period and a favorable impact of the weakening of the U.S. dollar on U.S. dollar denominated interest payments, offset by slightly increased interest costs at Maxxcom.

Income before Income Taxes and Minority Interest
The income before income taxes and minority interest was $19.5 million (US$13.6 million) in the quarter ended June 30, 2003 compared with $157.3 million (US$100.6 million) last year. Excluding the impact of dispositions and other charges, unrealized foreign exchange, the results of divested operations and interest associated with indebtedness that has been repaid, and including distributions from portfolio investments, operating income before income taxes and minority interest for the quarter was $0.9 million (US$0.6 million) compared with $1.7 million (US$1.1 million) in 2002.

Income Tax Expense
Income tax expense was $8.8 million (US$6.2 million) in the second quarter of the year compared with $28.8 million (US$18.4 million) last year. Income taxes were 45.4% (45.1% in US$) of income before income taxes and minority interest in the 2003 second quarter versus 18.3% in 2002. The 2002 tax rate was significantly impacted by divestitures that were completed during the first six months of last year.

Minority Interest
A recovery of $1.6 million (US$1.1 million) for minority interest was recorded in the second quarter of this year compared with an expense of $0.2 million (US$0.2 million) in 2002 and represents the minority interest share of the net income (losses) of Maxxcom and Metaca.

Net Income for the Period
Net income for the second quarter of 2003 was $12.2 million (US$8.6 million) compared with $128.3 million (US$82.0 million) in 2002. A $1.1 million (US$0.8 million) increase in net income attributable to Maxxcom for the quarter was offset by the impact of asset dispositions, foreign exchange, and lower income from the remaining operations of the Company.

Six Months Ended June 30, 2003 Compared with the Six Months Ended June 30, 2002
Sales
Consolidated sales for the first six months of 2003 were $396.7 million (US$275.5 million), representing a decrease of $95.6 million or 19% (US$38.6 million or 12%) from the same period of the previous year. Excluding revenues of operations disposed by the Secure Transactions Division, sales decreased by $3.1 million or 1% (increased US$17.5 million or 8%) from the $338.0 million (US$215.6 million) achieved in the first half of 2002 to $334.9 million (US$233.1 million) year-to-date in 2003.

On a year-to-date basis, Maxxcom reported revenues of $286.3 million (US$199.2 million), slightly lower than the $286.7 million (higher than the US$182.9 million) reported for the same period last year. Adverse effects from exchange rates and a decline in sales from Canadian agencies were partially offset by increased demand in the United States for database management and direct marketing services.

Sales of the Secure Transactions Division for the period totaled $107.3 million (US$74.1 million) compared with $193.9 million (US$123.7 million) in 2002. In the remaining stamp, card and ticketing operations, revenues declined $2.4 million or 5% (increased US$0.9 million or 3%) from last year. Corporate and other revenues decreased by $8.6 million (US$5.3 million) from the first six months of 2002 due to dispositions completed of non-core operations net of Q2 2003 distributions from Custom Direct.

Gross Profit
To date this year, gross profit was $190.4 million (US$132.1 million), a decrease of $45.9 million or 19% (US$18.7 million or 12%) from the same period of 2002. Gross profit related to the operations that remain declined by $0.3 million (increased by US$8.5 million) from $151.4 million (US$96.6 million) in the prior year. However, the gross margin percentage, at 45.1%, improved marginally from 44.8% last year.

Maxxcom’s gross profit was $128.7 million (US$89.6 million), representing an increase of $1.6 million or 1% (US$8.5 million or 10%) from the prior year. A shift in the mix of services required by clients helped to mitigate the negative impact of a weakening U.S. dollar on the revenue mix that was derived 70% from the U.S., 24% from Canada and 6% from the U.K. in 2003, as compared to 66%, 28% and 6%, respectively, in 2002. Gross margin improved from 44.3% to 45.0%.

Gross profit attributable to the Secure Transactions Division for the first two quarters of the year was $59.3 million (US$41.3 million). The decrease of $44.0 million (US$24.6 million) compared to 2002 was primarily due to dispositions. Of the remaining operations within the Secure Transactions Division, the gross profit of Ashton-Potter, the stamp business, decreased $2.1 million (US$1.3 million) from last year, as production levels were minimal until work began on the Multiprint III United States Postal Service contract awarded in the second quarter of 2003, offset partially by an improvement of $0.4 million (US$1.1 million) related to the card and ticketing operations.

Operating Expenses
Consolidated operating expenses, at $169.1 million (US$117.4 million), were reduced by 12% or $23.4 million (4% or US$5.4 million) compared with the first half of last year, primarily a result of dispositions. The operating costs of Maxxcom, the Secure Transactions Division and Corporate and other operations contributed to the reduction, by $0.2 million, $20.0 million, and $3.2 million, respectively. (In US$, the decreases of the Secure Transactions Division and Corporate and other operations, at US$10.0 million and US$2.0 million, respectively, were partially offset by an increase at Maxxcom of US$6.6 million.)

Operating expenses incurred by Maxxcom in the first six months of this year totaled $116.0 million (US$80.7 million) and were slightly lower than the $116.2 million (US$74.1 million) incurred for the same period last year. Similarly, operating expenses expressed as a percentage of sales continued to decrease at 40.5% in 2003 versus 40.6% in 2002 as a result of continued efforts to effectively and efficiently control costs.

For the two quarters ended June 30, 2003, operating expenses of the Secure Transactions Division decreased by $20.0 million (US$10.0 million) to $47.3 million (US$32.9 million) from $67.3 million (US$42.9 million) for the first half of 2002, primarily as a result of dispositions.

Operating Income before Other Income (Charges)
For the first half of 2003, operating income before other charges of $21.3 million (US$14.7 million) decreased $22.5 million or 51% (US$13.2 million or 47%) from the $43.8 million (US$27.9 million) achieved last year.

The operating income before other charges of Maxxcom was $12.7 million (US$8.8 million), an improvement of $1.8 million (US$1.9 million) for the first two quarters year over year, reflective of the increase in gross profit and stable operating costs. Operating margins were 4.4% of sales this year versus 3.8% of sales last year.

Operating income before other charges reported by the Secure Transactions Division was $11.8 million (US$8.1 million), a decrease of $24.2 million (US$14.9 million) from the prior year. Excluding the operating profits of disposed operations, operating income was $0.9 million (US$0.6 million) compared with $2.2 million (US$1.4 million) as a decline in demand at each operation resulted in increased unutilized capacity. On the same basis, operating income as a percentage of sales decreased from 5.1% last year to 2.1% this year.

Corporate and other operations recorded an operating loss of $3.2 million (US$2.2 million) for the first half of 2003, up slightly from a loss of $3.1 million (US$2.0 million) in 2002.

Net Gain on Asset Dispositions and Other Charges
The net gain on asset dispositions and other charges for the first six months of 2003 was $21.8 million (US$15.3 million), primarily related to the second quarter disposition of the U.S. cheque operations, net of a provision against specific assets and goodwill charges relating to remaining non-core operations. The disposition of the Canadian cheque operations, net of provisions against non-core assets, resulted in a net gain of $157.1 million (US$100.2 million) for the comparable year-earlier period.

Unrealized Foreign Exchange Gain
In the first half of 2002, an unrealized foreign exchange gain of $6.7 million (US$4.3 million) was recorded with respect to the U.S. dollar denominated 10.5% Senior Subordinated Notes (“Notes”). Since July 1, 2002, the Notes have been designated as a hedge against the foreign exchange exposure of the U.S. Secure Transactions operations, and any foreign exchange translation adjustment of the Notes has reduced offsetting foreign exchange translation adjustment of the U.S. operations which has been reflected in the cumulative translation account within shareholders’ equity.

Amortization
Consolidated amortization expense was $10.2 million (US$7.1 million) for the six-month period ended June 30, 2003, $3.5 million (US$1.6 million) lower than in 2002, primarily due to the lower level of assets associated with the Secure Transactions Division as a result of the divestitures that have been completed.

Interest, Net
The interest expense incurred for the first half of 2003 was $11.4 million (US$7.9 million), down $4.7 million or 29% (US$2.4 million or 23%) compared to the $16.1 million (US$10.3 million) recorded for the same period of 2002, due primarily to the significantly reduced level of long-term indebtedness outstanding during the period related to the Secure Transactions and Corporate and other operations. Interest expense at Maxxcom remained unchanged at $4.2 million (increase of US$0.2 million to US$2.9 million) for the first half of 2003 and 2002.

Income before Income Taxes and Minority Interest
Income before income taxes and minority interest was $21.4 million (US$15.0 million) for the six months ended June 30, 2003, versus $177.8 million (US$113.4 million) in 2002. On a more comparable basis, including distributions from portfolio investments and excluding the impact of dispositions and other charges, foreign exchange, and interest associated with indebtedness that has been repaid, the income before income taxes and minority interest for the first two quarters of 2003 and 2002 was $1.0 million (US$0.7 million) and $1.6 million (US$1.0 million), respectively.

Income Tax Expense
Income tax expense was $9.5 million (US$6.6 million) in the first half of this year compared with $33.4 million (US$21.3 million) last year. Income taxes were 44.2% (44.0% in US$) of income before income taxes and minority interest in 2003 versus 18.8% in the previous year.

Minority Interest
Minority interest expense represents the minority interest share of the net income (losses) of Maxxcom and Metaca and in 2002 also included the minority interest share of the net earnings of Davis + Henderson, Limited Partnership. An expense of $3.9 million (US$2.5 million) was recorded for the first six months of 2002, however, for the same period of 2003 there was a recovery of $1.6 million (US$1.1 million).

Net Income for the Period
Year-to-date net income was $13.6 million (US$9.5 million) at June 30, 2003 compared to $140.5 million (US$89.6 million) in 2002. Adjusting for the impact of dispositions and other charges, foreign exchange, the results of divested operations and interest associated with indebtedness that has been repaid, net income was $0.1 million (US$0.1 million) for 2003 versus $0.8 million (US$0.5 million) in 2002.

Liquidity and Capital Resources
Working Capital
Working capital at June 30, 2003 was $54.0 million (US$40.1 million) compared to negative $4.6 million (negative US$3.1 million) at the end of the first quarter of 2003 and negative $5.5 million (negative US$3.5 million) at December 31, 2002. The improvement was due to the Custom Direct transaction and an increase in working capital at Maxxcom. Compared to March 31, 2003, on a consolidated basis, securities held for sale increased by $27.9 million (US$20.7 million) while accounts receivable decreased by $6.5 million (increased by US$1.8 million) and inventory and prepaid expenses decreased by $2.5 million (US$1.2 million) and $5.7 million (US$3.5 million), respectively. Accounts payable and accrued liabilities decreased by $6.4 million (increased by US$2.6 million), deferred acquisition consideration decreased by $21.8 million (US$14.1 million), and deferred revenue by $5.3 million (US$2.5 million).

As a result of the Custom Direct transaction, the Company is currently reviewing its US$25 million senior credit facility. Maxxcom has an additional facility of $60 million (US$44.5 million). At June 30, 2003, the Company, including Maxxcom, had utilized approximately $44 million (US$32.7 million) under these credit facilities in the form of drawings and letters of credit. Cash and undrawn available bank credit facilities to support the Company’s future cash requirements, as at June 30, 2003, was approximately $76 million (US$56.4 million).

Long-term Indebtedness
Long-term indebtedness (including the current portion of long-term indebtedness) at the end of the second quarter was $123.2 million (US$91.5 million), a reduction of $128.6 million (US$68.1 million) compared with the $251.8 million (US$159.6 million) outstanding at December 31, 2002. During the quarter, $120.3 million (US$87.6 million) of long-term indebtedness was repaid, primarily the redemption of the U.S. dollar denominated 10.5% Senior Subordinated Notes. Maxxcom incurred new indebtedness of approximately $14.1 million (US$10.3 million), used to fund deferred acquisition consideration paid and certain capital expenditures.

Deferred Acquisition Consideration
Acquisitions of businesses by the Company typically include commitments to contingent deferred purchase obligations and often rights to require the Company to acquire the remaining ownership interests held by subsidiary shareholders. Deferred purchase price obligations are generally payable annually over a three-year period following the acquisition date and are payable based on achievement of certain thresholds of future earnings and, in certain cases, also based on the rate of growth of those earnings. At June 30, 2003, approximately $12.5 million (US$9.3 million) of deferred purchase price obligations related to prior year acquisitions is reflected on the Company’s balance sheet. A portion of this obligation, approximately $3.0 million (US$2.2 million) may be settled through the issuance of the Company’s Class A Subordinate voting shares. The cash portion of this obligation is expected to be funded during 2003 and 2004 through the use of operating funds and bank borrowings.

Due to the Company’s acquisition hiatus, and based on various assumptions as to future operating results of the existing relevant entities, it is estimated that approximately $1.0 million (US$0.7 million) of further additional deferred purchase obligations would be earned during 2003 or thereafter.

Put Rights of Subsidiaries’ Minority Shareholders
Owners of interests in certain of Maxxcom’s subsidiaries have the right in certain circumstances to require Maxxcom to acquire the remaining ownership interests held by them. The owners’ ability to exercise these rights is subject to the satisfaction of certain conditions, such as the provision of a period of notice in advance of exercising such right or the installation of successor management in the subsidiary, and in some cases is related to the employment status of the holder of the right. In addition, these rights cannot be exercised prior to specified staggered exercise dates. The exercise of these rights at their earliest contractual date would result in obligations of Maxxcom to fund the related amounts during the period 2003 to 2009. Except as described below, it is not determinable at this time if or when the owners of these rights will exercise all or a portion of these rights.

The amount payable by Maxxcom in the event such rights are exercised is dependent on various valuation formulas and on future events such as the average earnings of the relevant subsidiary through that date of exercise, the growth rate of the earnings of the relevant subsidiary during that period and, in most cases, the currency exchange rate at the date of payment.

Management estimates, assuming that the subsidiaries perform over the relevant future periods at their 2002 earnings levels, that these rights, if all exercised, could require Maxxcom, in future periods, to pay an aggregate of approximately $66.0 million (US$49 million) to the owners of such rights to acquire the remaining ownership interests in the relevant subsidiaries. Of this amount, Maxxcom is entitled, at its option, to fund approximately $10.0 million (US$7.4 million) by the issuance of share capital.

The ultimate amount payable in the future relating to these transactions will vary because it is dependent on the future results of operations of the subject businesses and the timing of when these rights are exercised. The actual amounts Maxxcom pays will be different from these estimates, and these differences could be material.

If these rights were exercised in aggregate, Maxxcom would acquire incremental ownership interests in the relevant subsidiaries, entitling Maxxcom to additional annual operating income before other charges estimated to be, using the same earnings basis used to determine the aggregate purchase price noted above, approximately $10.0 million (US$7.4 million). The actual amounts Maxxcom acquires will be different from this estimate, and these differences could be material.

Of the estimated aggregate amount, approximately $3 million (US$2.2 million) relates to rights exercisable in 2003 associated with two subsidiaries. Shareholders of both subsidiaries have given one-year advance notice of their intent to exercise their rights to require Maxxcom to purchase one-third of their total respective interests in the related subsidiaries. Should these two shareholders ultimately exercise the right as indicated, Maxxcom will be required to fund these obligations in the fourth quarter of 2003. The actual amounts that Maxxcom will pay will be different from these estimates, and these differences may be material. Maxxcom expects to fund the acquisition of these interests, if and when they become due, through the use of cash derived from operations and bank borrowings. Accordingly, the acquisition of these equity interests will not be recorded in the Company’s financial statements until ownership is transferred.

Cash Flow from Operations
Cash flow from operations, before changes in non-cash working capital, for the three and six months ended June 30, 2003 was $2.9 million (US$2.0 million) and $10.7 million (US$7.4 million), respectively. This represents a decrease from the cash flow generated of $2.9 million (US$1.7 million) from the same quarter of 2002 and of $6.5 million (US$3.5 million) from the first six months, reflective of the impact of lower revenues and operating income before other charges.

Cash flows from investing activities were $115.7 million (US$81.3 million) for the quarter compared to $238.5 million (US$152.1 million) in the second quarter of 2002. During the quarter, net proceeds received from the initial public offering of Custom Direct, net of the investing activities at Maxxcom, including the payment of $16.9 million (US$11.9 million) of Earnouts, amounted to $119.7 million (US$84.1 million). In the 2002 second quarter, net proceeds from the disposition of the Davis + Henderson, Limited Partnership and other non-core assets net of the investing activities of Maxxcom, was $240.2 million (US$153.2 million). The $2.3 million (US$1.7 million) increase in capital and other assets expenditures in the second quarter versus the same quarter of last year were primarily related to the development of customer service centres, additional investment in new premises and applications software by Maxxcom, the purchase of manufacturing equipment in Secure Transactions, partially offset by the repayment of $3.8 million (US$2.7 million) in employee loans.

During the quarter, cash flows used in financing activities amounted to $104.6 million (US$73.4 million), primarily the result of the repayment of the 10.5% Senior Subordinated Notes.

Outlook
To date in 2003, MDC has made significant progress towards the goal of transitioning to an organization focused on the marketing communications industry. On July 30, 2003, the minority shareholders of Maxxcom approved a plan of arrangement whereby MDC will issue one Class A Subordinate voting share for every 5.25 Maxxcom Inc. shares it does not already own. MDC will issue approximately 2.47 million Class A Subordinate voting shares. Upon completion, Maxxcom will become a wholly owned subsidiary of MDC.

Maxxcom has capitalized on increased activity in the marketplace with significant new business wins while maintaining an efficient operating cost structure. This approach is expected to produce improved results through the balance of the year and into 2004.

Management continues to focus on the profitability of the remaining businesses of the Secure Transactions Division while exploring opportunities to capture the value of these assets for our shareholders. Ashton-Potter, our stamp operation, is preparing for the increased production related to the long-term contract awarded by the United States Postal Service earlier this year. It is anticipated that the revenues and operating income of this operation will improve significantly during the fourth quarter of 2003 and into 2004. We believe that both the ticketing and the Canadian card operations of Metaca will show moderate growth over the balance of this year.

In July 2003, MDC sold additional units of Custom Direct Income Fund by way of a fully underwritten private placement. The proceeds from the private placement, together with amounts received in connection with the IPO of the Fund, resulted in gross cash proceeds of approximately $208.1 million (US$149.3 million) (before commissions and expenses) from the sale of an 80% interest in Custom Direct, including the term loan portion of Custom Direct’s credit facility. MDC will continue to own a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) exchangeable into units of the Fund.

The privatization of Maxxcom and the sale of Custom Direct have resulted in financial flexibility and improved liquidity. Management believes that the Company is now well positioned to capitalize on the opportunities presenting themselves in the marketing services sector.

Risks and Uncertainties
There are risks and uncertainties associated with MDC Corporation Inc.’s businesses and the economic environments in which those businesses operate. These risks and uncertainties are discussed in detail in the Company’s Annual Report to Shareholders for the year ended December 31, 2002.

Consolidated Interim Financial Statements
	Consolidated Interim Balance Sheets (in thousands of Canadian dollars)
		June 30,	December 31,
	As at	2003	2002	*

		(unaudited)	(audited)
	Assets
	Current
	Cash and cash equivalents	$60,485	$59,615
	Securities held for sale	27,860	—
	Accounts receivable	102,316	106,419
	Inventory	7,834	11,050
	Prepaid expenses and sundry	6,823	9,886

		205,318	186,970
	Portfolio investments	20,351	162
	Capital and other assets	80,007	125,993
	Goodwill	105,530	292,861

		$411,206	$605,986

	Liabilities and Shareholders’ Equity
	Current
	Accounts payable and accrued liabilities	$114,130	$168,550
	Deferred acquisition consideration	12,546	37,809
	Deferred revenue	18,405	17,517
	Current portion of long-term indebtedness	6,220	6,450

		151,301	192,517
	Long-term indebtedness	117,014	245,339

		268,315	437,856

	Minority interest	12,874	15,499

	Subsequent events (Note 6)
	Shareholders’ equity
	Share capital (Note 4)	144,542	144,542
	Other paid in-capital	39,480	38,145
	Cumulative translation adjustment	(16,544)	20,139
	Retained earnings (deficit)	(37,461)	(50,195)

		130,017	152,631

		$411,206	$605,986

*	The accompanying notes are an integral part of these financial statements. Comparative figures have been reclassified to conform with the current period presentation.
Consolidated Interim Statements of Retained Earnings (Deficit) (in thousands of Canadian dollars) (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002

Retained earnings (deficit),
beginning of period
as previously reported	$(49,284)	$(85,711)	$(50,195)	$(97,463)
Impact of transitional
goodwill impairment charge	—	(99,513)	—	(99,513)

Opening retained earnings
(deficit), as restated	(49,284)	(185,224)	(50,195)	(196,976)
Net income for the period	12,246	128,344	13,580	140,479

	(37,038)	(56,880)	(36,615)	(56,497)
Allocation to other
paid-in capital, net of
income tax recovery	(423)	(383)	(846)	(766)

Retained earnings (deficit),
end of period	$(37,461)	$(57,263)	$(37,461)	$(57,263)

The accompanying notes are an integral part of these financial statements.
Consolidated Interim Statements of Operations (in thousands of Canadian dollars, except per share amounts) (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002

Sales	$186,960	$220,972	$396,718	$492,277
Cost of sales	96,769	116,959	206,311	255,958

Gross profit	90,191	104,013	190,407	236,319
Operating expenses	81,954	90,115	169,135	192,516

Operating income before
other income (charges)	8,237	13,898	21,272	43,803

Other income (charges)
Net gain on asset dispositions
and other charges (Note 5)	21,840	147,507	21,840	157,051
Unrealized foreign exchange gain	—	6,982	—	6,702
Amortization	(4,848)	(5,119)	(10,226)	(13,686)
Interest, net	(5,759)	(5,925)	(11,437)	(16,082)

	11,233	143,445	177	133,985

Income before income taxes
and minority interest	19,470	157,343	21,449	177,788
Income taxes	8,835	28,808	9,471	33,439

Income before minority interest	10,635	128,535	11,978	144,349
Minority interest (recovery)	(1,611)	191	(1,602)	3,870

Net income for the period	$12,246	$128,344	$13,580	$140,479

Earnings per share
Basic	$0.70	$7.56	$0.75	$8.26

Diluted	$0.53	$5.43	$0.56	$5.62

The accompanying notes are an integral part of these financial statements.
Consolidated Interim Statements of Cash Flows (in thousands of Canadian dollars) (unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Income from continuing operations	$12,246	$128,344	$13,580	$140,479
Items not involving cash
Net gain on asset dispositions
and other charges	(21,480)	(147,507)	(21,480)	(157,051)
Unrealized foreign exchange gain	—	(6,982)	—	(6,702)
Restructuring and other
charges – paid	(402)	(1,437)	(854)	(4,191)
Amortization	4,848	5,119	10,226	13,686
Future income taxes	7,119	28,385	7,425	30,243
Interest capitalized	1,551	1,191	2,991	1,191
Other	(1,018)	(1,361)	(1,191)	(448)

	2,864	5,752	10,697	17,207
Changes in non-cash
working capital	787	1,643	(6,536)	(4,044)

Cash flows from operating
activities	3,651	7,395	4,161	13,163

Investing activities
Investments and acquisitions, net	119,736	240,193	118,054	253,687
Capital assets, net	(8,177)	(2,320)	(12,379)	(6,558)
Other assets	4,184	640	3,914	(1,237)

Cash flows from investing
activities	115,743	238,513	109,589	245,892

Financing activities
Proceeds on issuance of
long-term indebtedness	15,762	66	16,002	4,855
Repayment of long-term
indebtedness	(120,321)	(257,840)	(123,805)	(277,183)

Cash flows used in financing
activities	(104,559)	(257,774)	(107,803)	(272,328)

Foreign exchange loss on cash
held in foreign currencies	(2,458)	(2,945)	(5,077)	(2,830)

Increase (decrease) in cash and cash
equivalents during the period	12,377	(14,811)	870	(16,103)
Cash and cash equivalents,
beginning of period	48,108	58,009	59,615	59,301

Cash and cash equivalents,
end of period	$60,485	$43,198	$60,485	$43,198

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Interim Financial Statements June 30, 2003 (in thousands of Canadian dollars, except per share amounts) (unaudited)

1. Significant Accounting Policies
The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management’s opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2002. The significant accounting policies follow that of the most recently reported annual financial statements, except for the following:

Impairment of Long-lived Assets
Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants (”CICA”) with respect to the impairment of long-lived assets. These standards require that an impairment loss be recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

Goodwill and Other Intangibles
Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed in the second quarter of 2002, and as a result, a transitional impairment loss of $99,513 (net of income tax recovery of $16,000) was charged to opening retained earnings. The comparative quarterly results have been restated to reflect this charge effective January 1, 2002.

2. Accounting Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

3. Interest in Jointly Controlled Entity
The Company accounts for its 49% interest in Crispin Porter + Bogusky LLC, a jointly controlled entity, using the proportionate consolidation method. The following is the Company’s proportionate share of the major components of the financial statements of the jointly controlled entity as at and for the six months ended June 30:

	2003	2002

Balance Sheet
Current assets	$28,292	$16,936
Long-term assets	3,017	594
Current liabilities	(25,735)	(16,223)

Statement of Operations
Sales	$8,661	$6,037
Expenses	5,846	4,731

Net income	$2,815	$1,306

Statement of Cash Flows
Cash provided by (used in):
Operating activities	$(3,107)	$1,892
Investing activities	(1,338)	(129)
Financing activities	1,302	(678)
4. Share Capital Share option transactions during the six months ended June 30, 2003 are summarized as follows:

	Options Outstanding		Options Exercisable

	Weighted Average Number Outstanding	Weighted Average Price per Share	Number Outstanding	Price per Share
Balance, beginning of period	2,249,628	$10.17	1,353,344	$12.03
Granted	516,000	7.37
Expired and cancelled	(740,794)	13.80

Balance, end of period	2,024,834	$8.13	873,835	$10.25

Share options outstanding as at June 30, 2003 are summarized as follows:

				Options Outstanding		Options Exercisable

	Range of Exercise Prices		Number Outstanding	Weighted Average Contractual Life	Weighted Average Price per Share	Number Exercisable	Weighted Average Price per Share
$3.86	–	$6.00	805,000	4.2	$5.32	166,000	$5.27
$6.01	–	$8.00	520,000	4.8	$7.27	110,400	$7.29
$8.01	–	$12.00	450,834	1.4	$10.41	363,768	$10.40
$12.01	–	$18.00	249,000	1.1	$14.93	233,667	$14.95

The Company records no compensation expense when options are issued to employees, but provides pro forma information for options granted after January 1, 2002. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 6%; expected volatility of 40%; expected option life of five years; and no dividend payment. Had compensation expense been recorded for employee stock option grants, the resulting pro forma net income and earnings per share would be as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002

Pro forma net income	$12,093	$128,339	$13,329	$140,474

Pro forma earnings per share
Basic	$0.69	$7.56	$0.74	$8.26

Diluted	$0.52	$5.43	$0.55	$5.62

The Company, however, does record compensation expense with respect to stock appreciation rights. During the six months ended June 30, 2003, the Compensation Committee of the Board of Directors approved a stock appreciation rights compensation program for senior executives of the Company. Stock appreciation rights have a term of four years and vest one-third on each anniversary date. During the six months ended June 30, 2003, 955,000 stock appreciation rights were granted at an average price of $5.47. The Company has recorded non-cash compensation expense of $1,074 with respect to stock appreciation rights.

5. Net Gain on Asset Dispositions and Other Charges

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002

Non-cash charges against
specific assets	$(10,987)	$(4,987)	$(10,987)	$(4,987)
Goodwill charges	(11,710)	—	(11,710)	—
Net gain on asset dispositions	44,537	152,494	44,537	162,038

	$21,840	$147,507	$21,840	$157,051

6. Subsequent Events
On July 30, 2003, the minority shareholders of Maxxcom Inc. approved a plan of arrangement whereby the Company will issue one Class A Subordinate voting share for every 5.25 Maxxcom Inc. shares it does not already own. The Company will issue approximately 2.47 million Class A Subordinate voting shares. Upon completion, Maxxcom Inc. will become a wholly owned subsidiary of the Company.

On July 31, 2003, the Company sold its securities held for sale for net cash proceeds of $28,156.

7. Segmented Information
Based on the Company’s internal management structure, the Company’s continuing operations are in primarily two business segments – Secure Transactions and Marketing Communications through Maxxcom Inc. Secure Transactions operations provide security products and services in three primary areas: electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products such as airline, transit and event tickets; and stamps, both postal and excise. Maxxcom provides a comprehensive range of communication services which include advertising, direct marketing, database management, sales promotion, corporate communications, market research, corporate identity and branding, and interactive marketing.

For the three months ended June 30, 2003	Maxxcom	Secure Transactions	Corporate & Other	Total

Earnings
Sales	$142,785	$42,237	$1,938	$186,960

Operating income (loss) before
other income (charges)	$7,530	$1,877	$(1,170)	$8,237

Net gain (loss) on asset
dispositions and other charges	157	22,811	(1,128)	21,840
Amortization	(2,751)	(1,660)	(437)	(4,848)
Interest, net	(2,239)	(2,446)	(1,074)	(5,759)

	(4,833)	18,705	(2,639)	11,233

Income (loss) before income
taxes and minority interest	2,697	20,582	(3,809)	19,470
Income taxes (recovery)	959	8,209	(333)	8,835

Income (loss) before
minority interest	1,738	12,373	(3,476)	10,635
Minority interest (recovery)	—	(2,079)	468	(1,611)

Net income (loss)	$1,738	$14,452	$(3,944)	$12,246

For the three months ended June 30, 2002*	Maxxcom	Secure Transactions	Corporate & Other	Total

Earnings
Sales	$146,326	$69,577	$5,069	$220,972

Operating income (loss) before
other income (charges)	$5,300	$10,572	$(1,974)	$13,898

Net gain on asset dispositions
and other charges	—	147,507	—	147,507
Unrealized foreign exchange gain	—	6,982	—	6,982
Amortization	(2,802)	(1,922)	(395)	(5,119)
Interest, net	(2,085)	(4,233)	393	(5,925)

	(4,887)	148,334	(2)	143,445

Income (loss) before income
taxes and minority interest	413	158,906	(1,976)	157,343
Income taxes (recovery)	(182)	29,145	(155)	28,808

Income (loss) before
minority interest	595	129,761	(1,821)	128,535
Minority interest	—	15	176	191

Net income (loss)	$595	$129,746	$(1,997)	$128,344

	For the six months ended June 30, 2003	Maxxcom	Secure Transactions	Corporate & Other	Total

	Earnings
	Sales	$286,307	$107,329	$3,082	$396,718

	Operating income (loss) before
	other income (charges)	$12,689	$11,769	$(3,186)	$21,272

	Net gain (loss) on asset
	dispositions and other charges	157	22,811	(1,128)	21,840
	Amortization	(5,569)	(3,698)	(959)	(10,226)
	Interest, net	(4,197)	(6,049)	(1,191)	(11,437)

		(9,609)	13,064	(3,278)	177

	Income (loss) before income
	taxes and minority interest	3,080	24,833	(6,464)	21,449
	Income taxes (recovery)	1,256	9,508	(1,293)	9,471

	Income (loss) before
	minority interest	1,824	15,325	(5,171)	11,978
	Minority interest (recovery)	—	(2,096)	494	(1,602)

	Net income (loss)	$1,824	$17,421	$(5,665)	$13,580

	Total assets	$273,192	$51,810	$86,204	$411,206

	For the six months ended June 30, 2002*	Maxxcom	Secure Transactions	Corporate & Other	Total

	Earnings
	Sales	$286,663	$193,897	$11,717	$492,277

	Operating income (loss) before
	other income (charges)	$10,874	$36,016	$(3,087)	$43,803

	Net gain on asset dispositions
	and other charges	—	157,051	—	157,051
	Unrealized foreign exchange gain	—	6,702	—	6,702
	Amortization	(5,529)	(7,153)	(1,004)	(13,686)
	Interest, net	(4,185)	(9,216)	(2,681)	(16,082)

		(9,714)	147,384	(3,685)	133,985

	Income (loss) before income
	taxes and minority interest	1,160	183,400	(6,772)	177,788
	Income taxes (recovery)	(244)	35,922	(2,239)	33,439

	Income (loss) before
	minority interest	1,404	147,478	(4,533)	144,349
	Minority interest	—	3,500	370	3,870

	Net income (loss)	$1,404	$143,978	$(4,903)	$140,479

	Total assets	$279,492	$251,135	$40,592	$571,219

*	Comparative figures have been reclassified to conform with the current period presentation.

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002

Geographic Information
Sales
Canada	$43,473	$64,413	$94,870	$176,222
United States	133,626	143,842	283,249	289,066
Other countries	9,861	12,717	18,599	26,989

Total	$186,960	$220,972	$396,718	$492,277

As at June 30,			2003	2002

Capital Assets and Goodwill
Canada			$45,046	$66,585
United States			100,623	235,591
Other countries			12,221	18,695

Total			$157,890	$320,871

Shareholder Information

Legal Counsel

Canada
Fogler, Rubinoff
Toronto, Ontario

USA
Simpson Thacher & Bartlett
New York, New York

Skadden Arps Slate
   Meagher & Flom
New York, New York

Auditors

BDO Dunwoody LLP

Bankers

The Toronto-Dominion Bank
Canadian Imperial Bank
   of Commerce
Bank of Nova Scotia

Transfer Agent

CIBC Mellon Trust Company
CIBC Mellon Trust Company
operates a telephone information
inquiry line that can be reached
by dialing toll-free 1-800-387-0825 or (416) 643-5500.

Correspondence may be
addressed to:
MDC Corporation Inc.
c/o  CIBC Mellon Trust Company
       Corporate Trust Services
       P.O. Box 7010
       Adelaide Street Postal Station
       Toronto, Ontario M5G 2M7

Investor Relations

For Investor Relations information
please call Stephanie Ivy,
Vice-President, Finance
(416) 960-9000 ext. 296

Stock Exchange Listing

The Class A shares of the Company are listed on The Toronto Stock Exchange and on the NASDAQ National Market in the United States.

The Toronto Stock Exchange
Trading Symbol

MDZ.A

NASDAQ National Market

MDCA

MDC is a publicly traded international business services organization with operating units in Canada, the United States, the United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in three primary areas: electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing.

45 Hazelton Avenue Toronto, Ontario Canada M5R 2E3 Phone: (416) 960-9000 Fax: (416) 960-9555 www.mdccorp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDC CORPORATION INC.

Registrant

Date:	September 4, 2003	By:	/s/ Walter Campbell

(Signature)
Walter Campbell
Senior Vice President Finance